

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Paul Lohrey
President and Chief Executive Office
iShares Gold Trust Micro
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Gold Trust Micro**
> **Post Effective Amendment on Form S-1**
> **Filed April 1, 2022**
> **File No. 333-262546**

Dear Mr. Lohrey:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment on Form S-1 filed April 1, 2022

Prospectus Summary, page 1

1. Please prominently discuss here and in the Gold Industry section on page 17 the impact of current geopolitical events on the gold market and the Trust. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the gold market. Similarly revise your risk factor disclosure by describing the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses. If you do not expect the impact to be material, please discuss why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Clifford R. Cone